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06007500

SECURIT. ___ .ISSION
Washington, D.C. 20549


SEC MAIL PROCESSING SECTION RECEIVED WASH., D.C. 109

Aß 4/1/06

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47639

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1-1-05___ AND ENDING ___12-31-05___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

  THE LEADERS GROUP, INC.

OFFICIAL USE ONLY
8-47639
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

  26 WEST DRYCREEK CIRCLE, SUITE 575

(No. and Street)

LITTLETON   COLORADO   80120-8067

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

  DAVID WICKERSHAM   303-797-9080 #107

         (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  RICKORDS & ASSOCIATES, P.C.

(Name — *if individual, state last, first, middle name*)

617 NORTH 17TH STREET, SUITE 100, COLORADO SPRINGS, CO 80904-3578

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    XX Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 0 6 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

i

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____DAVID WICKERSHAM_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____THE LEADERS GROUP, INC._____, as of

_____DECEMBER 31_____, 19 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____ _____
                                                                    Signature

                                                                    PRESIDENT
                                                                 _____
                                                                    Title

_____
        Notary Public

My Commission Expires 1/24/07

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE LEADERS GROUP, INC.

Accountants' Report and Financial Statements

FORM X-17a-5
FOCUS REPORT

Years ended December 31, 2005 and 2004

THE LEADERS GROUP, INC.

	Page
Form X-17a-5	i
Oath or Affirmation	ii
Independent Auditor's Report	1
Statement of Financial Condition	2
Statement of Income and Retained Earnings	3
Statement of Cash Flows	4
Statement of Changes in Stockholders' Equity	5
Notes to the Financial Statements	6-10
Supplementary Information	11-22
Report of Material Inadequacies	23
Report on Internal Control	24-25



RICKORDS &ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

617 North 17th Street
Colorado Springs, CO 80904
(719) 444-0770   (800) 480-0770 Toll Free
(719) 444-0909 Fax   (877) 457-2232 Toll Free Fax

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
The Leaders Group, Inc.

We have audited the accompanying balance sheet of The Leaders Group, Inc. (a Sub-chapter S Corporation) as of December 31, 2005, and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's managements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Leaders Group, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rickords Associates, P.C.   *Rickords Associates, P.C.*

Rickords & Associates, P.C.
Colorado Springs, CO 80904
February 17, 2006

1

FINANCIAL STATEMENTS

Assets

	2005	2004
Current assets:		
Cash	$1,008,157	$1,278,993
Accounts receivable	236,069	91,918
Total current assets	1,244,226	1,370,911
Fixed assets:		
Equipment	98,409	81,180
Accumulated depreciation	(98,409)	(80,775)
Total fixed assets	00	405
Other assets:		
Deposits	71,895	31,099
Total assets	$1,316,121	$1,402,415

Liabilities and Stockholders' Equity

	2005	2004
Current liabilities:		
Accounts payable	$ 276,707	$ 190,000
Income taxes payable	13,264	16,092
Commissions payable	316,260	524,671
Total current liabilities	606,231	730,763
Stockholders equity:		
Commons stock,$.10 par value, 20,000 shares issued and outstanding	2,000	2,000
Paid-in-capital	12,000	12,000
Retained earnings	695,890	657,652
Total stockholder's equity	709,890	671,652
Total liabilities and Stockholders' equity	$1,316,121	$1,402,415

The accompanying notes are an integral part of these financial statements.

The Leaders Group, Inc.
Statement of Income and Retained Earnings
For the years ended December 31, 2005 and 2004

	2005	2004
Revenue:		
Commissions & Consulting	$20,101,792	$20,254,367
Operations expense:		
Bank charges	4,715	3,125
Commission	15,805,096	16,477,717
Consulting	21,300	50,000
Depreciation	17,634	9,337
Dues & subscriptions	19,377	18,081
Equipment rental & lease	2,574	6,995
Insurance	736,710	745,710
Licenses & permits	280,936	156,860
Management fee	330,000	380,000
Marketing	59,712	5,172
Meetings	15,685	7,027
Moving	0	3,968
Office supplies	15,488	14,037
Payroll & payroll expense	2,294,458	1,908,208
Penalty	0	476
Postage	9,654	9,641
Printing	2,947	6,426
Professional development	0	136
Professional fees	51,035	117,421
Reference material	275	0
Rent	115,761	113,381
Repairs	919	563
Settlement	102,000	0
Software license	17,933	18,965
Supplies-marketing	0	2,311
Taxes	1,062	349
Telephone	31,343	41,028
Training	6,672	18,681
Travel & entertainment	112,664	78,628
Website	385	81
Total operating expenses	20,056,335	20,194,324
	45,457	60,043
Other income:		
Interest	6,045	1,331
Income from operations before		
provision for income taxes	51,502	61,374
Provision for income taxes		
Federal	10,555	12,662
State	2,709	3,430
	13,264	16,092
Net income	38,238	45,282
Retained earnings, beginning of year	657,652	612,370
Retained earnings, end of year	$ 695,890	$ 657,652
Earnings per share	$ 1.91	$ 4.53

The accompanying notes are an integral part of these financial statements.

The Leaders Group, Inc.
Statement of Cash Flows
For the years ended
December 31, 2005 and 2004

	2005	2004
Cash Flows from Operating Activities:		
Cash received from clients	$19,957,641	$16,082,796
Interest received	6,045	1,331
Cash paid to employees, supplies or services	(20,217,293	(15,545,083)
Net cash from operating activities	(253,607)	539,044
Cash Flows from Investing Activities:		
Purchase of property and equipment	(17,229)	(8,530)
Net cash used by investing activities	(17,229)	(8,530)
Net increase (decrease) in cash and equivalents	(270,836)	530,514
Cash and equivalents at beginning of year	1,278,993	748,479
Cash and equivalents at end of year	$ 1,008,157	$ 1,278,993

RECONCILIATION OF NET OPERATING INCOME
TO NET CASH FROM OPERATING ACTIVITIES

	2005	2004
Net income	$ 38,238	$ 45,282
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	17,634	9,337
Changes in assets and liabilities:		
Decrease/(increase) in accounts receivable and deposits	(184,947)	(39,273)
Increase/(Decrease) in accounts payable and accrued expenses	(124,532)	523,698
Total adjustments	(291,845)	493,762
Net cash from operating activities	$ (253,607)	$ 539,044

The accompanying notes are an integral part of these financial statements.

-4-

The Leaders Group, Inc.
Statements of Changes in Stockholders Equity
For the years ended
December 31, 2005 and 2004

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2003	$1,000	$13,000	$612,370	$626,370
Net income, December 31, 2004	0	0	45,282	45,282
Balance, December 31, 2004	1,000	13,000	657,652	671,652
Net Income December 31, 2005	0	0	38,238	38,238
Balance, December 31, 2005	$2,000	$12,000	$695,890	$709,890

The accompanying notes are an integral part of these financial statements.

THE LEADERS GROUP, INC.
Notes to Financial Statements
December 31, 2005 and 2004

(1)   Organization and Business of the Company:

The Leaders Group, Inc. (TLG) is owned 100% by David R. Wickersham and was incorporated under the laws of the State of Delaware in July, 1994. TLG was formed to provide turn-key broker-dealer and back office support for financial service professionals.

TLG was originally owned by D.E. Frey Group, Inc. In January 1995, SunAmerica Securities, Inc. acquired 100% of the equity ownership of TLG. Wickersham and Janney purchased all issued and outstanding stock of TLG as of July 10, 1995. On May 21, 1999, David R.Wickersham purchased from the Larry K. Janney Estate all of the stock owned by Larry K. Janney.

In accordance with regulations under the Securities Exchange Act of 1934 the Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). This is a self-regulating body formed by the industry to protect its members and the investing public.

(2)   Summary of Significant Accounting Policies:

a.   Basis of Presentation

The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

b.   Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with regulated commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

c.   Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

-6-

d.   Statement of Cash Flows

For purposes of the Consolidated Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

e.   Deferred Compensation

No provision is made for holidays and sick leave pay since only those on commission basis would be eligible and there is no agreement. Any amounts determined for deferred compensation would be immaterial.

No provisions for salaried personnel.

f.   Property and Equipment

Property and equipment are carried at cost.   Maintenance and repairs are charged to costs as incurred. Expenditures for major betterments are capitalized and depreciated over the estimated life of the asset.   Gain or loss on retirement of property is included in income.

g.   Estimates

There are no significant estimates used in preparation of financial statements. Depreciation is the only estimate present.

(3)   Related Party Transactions:

Wickersham Management Corp. is a wholly owned corporation of David Wickersham and management fees are paid to the company by The Leaders Group, Inc.

(4)   Provision for Income Taxes:

Provision for income taxes amounted to $13,264 for 2005 (an effective rate of 27%).   The actual tax expense for 2005 differs from the "expected" tax expense (computed by applying the U.S. Federal Corporate tax rate of 34% to earnings before income taxes) as follows:

Provision for income taxes amount to $16,092 for 2004 (an effective rate of 37%).   The actual tax expense for 2004 differs from the "expected" tax expense(computed by applying the U.S. Federal Corporate tax rate of 34% to earnings before income taxes) as follows:

	2005	2004
Computed "expected" tax expense	$16,590	$20,370
Surtax exemption	(6,292)	(7,708)
State income tax	2,966	3,430
	$13,264	$16,092

-7-

THE LEADERS GROUP, INC.
Notes to Financial Statements
December 31, 2005 and 2004

(5)   Net Capital Requirements:

Pursuant to the net capital provision of Rule 15c3-3 of the Securities
Exchange Act of 1934, the Company is required to maintain a minimum net
capital, as defined under such provision. Net capital and the related
net capital ratio may fluctuate on a daily basis. At December 31, 2004,
the Company had net capital and net capital requirements of
approximately $595,066 and $50,000. The Company's percent of aggregate
indebtedness to net capital at December 31, 2004 was 123%. At December
31, 2005, the Company had net capital and net capital requirements of
approximately $662,995 and $50,000. The Company's percent of aggregate
indebtedness to net capital at December 31, 2005 was 91%.

(6)   Deferred Compensation:

No provision is made for holiday and sick leave pay.

(7)   Financial Instruments:

The Company maintains two checking accounts at Wells Fargo Bank. The
balances were $570,454.99 and $437,701.98 at December 31, 2005.
Accounts at the institution are insured by the Federal Deposit Insurance
Corporation up to $100,000. At December 31, 2005, there would be an
uninsured cash balance of $908,156.97.

(8) Earnings Per Share:

Earnings per share of common stock were computed by dividing net income
by the number of common shares outstanding for the year.

(9) Liabilities Subordinated to Claims of General Creditors:

There were no borrowings under subordination agreements at December 31,
2005.

The Company had no other debt at December 31, 2005.

(10) Capital Stock:

A summary of the corporation's capital stock at December 31, 2005
is as follows:

        Common stock -- $.10 per value
        Authorized -- 10,000 shares
        Issued and outstanding -- 10,000 shares

(11) Risk

a.   Cash--bank balances are above the amount covered by FDIC
     insurance and employees are bonded.
-8-

b. The company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event conterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

(12) Lease

On April 21, 2001 The Leaders Group, Inc. entered into a lease with WXI/MCN Real Estate Limited Partnership for Suite No. 575 in the office building commonly known as the Kellogg Office Building, 26 West Dry Creek Circle, Littleton, Colorado. The lease is for sixty-one (61) months commencing on August 1, 2001 and ending on the last day of the sixty-first (61st) full calendar month following the commencement date.

Basic rent is:

Lease Month	Monthly Basic Rent
1-12	$8,131.88
13-24	$8,375.83
25-36	$8,627.02
37-48	$8,885.79
49-61	$9,152.52

(13) Profit Sharing Plan-401(k)

On March 1, 2001 the Company adopted the HRC/SVL, LLC 401(k) Profit Sharing Plan and Trust and notice was given to the employees. Eligibility requirements are that the participant is age 21 or older and has 90 days of employment. The employer will make a safe harbor matching contribution on the 401(k) plan of 3% of compensation on salary deferrals and then fifty-cents on the dollar matching on the next 2% of 401(k) salary deferrals. Vesting is determined by length of service and becomes 100% vested after six (6) years. Withdrawals can be made when the participant separates from service, becomes disabled of attains the age of 50 ½. 401(k) deferrals can be made up to 15% of participant's compensation. Company is not obligated to make a profit sharing contribution.

(14) Reconciliation of Focus Reports to Financial Records

Assets:	
Focus report	$1,348,207
Checks not recorded	(32,085)
Rounding	(1)
	$1,316,121
Liabilities:	
Focus report	$ 638,317
Checks not recorded	(32,085)
Rounding	(1)
	$ 606,231

(14) Continued:

      Aggregate indebtedness:
Focus report	$ 638,317
Unrecorded checks	(32,085)
Income taxes	(1)
	$ 606,231

SUPPLEMENTARY INFORMATION

FOCUS REPORT

(5-31-07)

FORM X-17A-5

3/91

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [16]   2) Rule 17a-5(b) [17]   3) Rule 17a-11 [18]

4) Special request by designated examining authority [19]   5) Other [26]

NAME OF BROKER-DEALER

THE LEADERS GROUP, INC.

[13]

SEC FILE NO.

8-46739

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

26 WEST DRY CREEK CIRCLE, SUITE 575 [20]

(No. and Street)

LITTLETON [21]   COLORADO [22]   80120-8067 [23]

(City)   (State)   (Zip Code)

FOR PERIOD BEGINNING (MM/DD/

1-1-05

AND ENDING (MM/DD/YY)

12-31-05

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID WICKERSHAM [30]

(Area Code)—Telephone No.

303-797-9080   #107

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

[32]
[34]
[36]
[30]

OFFICIAL USE

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [x] [40]   NO [ ]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [x]

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(
by whom it is executed represent hereby that all information contained therein is true,
correct and complete. It is understood that all required items, statements, and schedule
are considered integral parts of this Form and that the submission of any amendment
represents that all unamended items, statements and schedules remain true, correct an
complete as previously submitted.

Dated the _____ 27 _____ day of _____ Feb _____ 2006

Manual signatures of:

1) _____

Principal Executive Officer or Managing Partner

2) _____

Principal Financial Officer or Partner

3) _____

Principal Operations Officer or Partner

11

BROKER OR DEALER	THE LEADERS GROUP, INC.	N 3

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND
CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) __12-31-05__

SEC FILE NO. __8-46739__

ASSETS

Consolidated

Unconsolidated [X]

	Allowable		Non-Allowable		Total	
1. Cash	$ 1,008,157	200			$ 1,008,157	
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		
3. Receivables from non-customers	236,069	355		600	236,069	
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		
market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		
11. Other assets	25,000	535	46,895	735	71,895	
12. TOTAL ASSETS	$ 1,269,226	540	$ 46,895	740	$ 1,316,121	

12

OMIT PE

1/76

| BROKER OR DEALER | THE LEADERS GROUP, INC. | as of 12-31-05 |

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING
AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] ▼13 $	[14
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[15
B. Other	▼10 [1115]	[1305]	[15
15. Payable to non-customers	[1155]	[1355]	[16
16. Securities sold not yet purchased, at market value		[1360]	[16
17. Accounts payable, accrued liabilities, expenses and other	606,231 [1205]	[1385]	606,231 [16
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[16
B. Secured	[1211] ▼12	[1390] ▼14	[17
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[17
1. from outsiders ▼9 $ [970]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]			
B. Securities borrowings, at market value: from outsiders $ [990]		[1410]	[17
C. Pursuant to secured demand note collateral agreements:		[1420]	[17
1. from outsider: $ [1000]			
2. -Includes equity subordination (15c3-1 (d)) of .... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[17
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[17
20. TOTAL LIABILITIES	$ 606,231 [1230]	$ [1450]	$ 606,231 [17

Ownership Equity

21. Sole proprietorship		▼15 $	[17
22. Partnership (limited partners	▼11 $ [1020])		[17
23. Corporation:			
A. Preferred stock			[17
B. Common stock			2,000 [17
C. Additional paid-in capital			12,000 [17
D. Retained earnings			695,890 [17
E. Total			[17
F. Less capital stock in treasury		▼16 (	)[17
24. TOTAL OWNERSHIP EQUITY			$ 709,890 [18
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 1,316,121 [18

OMIT PENNI

1/76

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   THE LEADERS GROUP, INC.

For the period (MMDDYY) from | 1-1-05 | 3932 | to 12-31-05 | 393

Number of months included in this statement _____ | 393

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange..................... $ _____ | 393
   b. Commissions on listed option transactions .... | 393
   c. All other securities commissions .... | 393
   d. Total securities commissions .... | 394
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... | 394
   b. From all other trading .... | 394
   c. Total gain (loss) .... | 395
3. Gains or losses on firm securities investment accounts .... | 395
4. Profit (loss) from underwriting and selling groups .... | 395
5. Revenue from sale of investment company shares .... 17,087,670 | 397
6. Commodities revenue .... | 399
7. Fees for account supervision, investment advisory and administrative services .... | 397
8. Other revenue .... 3,020,167 | 399
9. Total revenue .... $ 20,107,837 | 403

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers .... $ 467,195 | 412
11. Other employee compensation and benefits .... 1,827,263 | 411
12. Commissions paid to other broker-dealers .... | 414
13. Interest expense .... | 407
    a. Includes interest on accounts subject to subordination agreements .... | 4070 |
14. Regulatory fees and expenses .... 278,835 | 419
15. Other expenses .... 17,486,042 | 410
16. Total expenses .... $ 20,059,335 | 420

NET INCOME

17. Net income (loss) before Federal income taxes and items below (Item 9 less Item 16)........................... $ 48,502 | 421
18. Provision for Federal income taxes (for parent only) .... 10,264 | 422
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... | 422
    a. After Federal income taxes of .... | 4238 |
20. Extraordinary gains (losses) .... | 422
    a. After Federal income taxes of .... | 4239 |
21. Cumulative effect of changes in accounting principles .... | 422
22. Net income (loss) after Federal income taxes and extraordinary items .... $ 38,238 | 423

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items................... $ _____ | 421

14

3/78

BROKER OR DEALER	THE LEADERS GROUP, INC.	as of	12-31-05

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition.. $ 709,890 |346|
2. Deduct ownership equity not allowable for Net Capital .... 19 ( ) |349|
3. Total ownership equity qualified for Net Capital .... 709,890 |350|
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital................. |352|
   B. Other (deductions) or allowable credits (List)... |352|
5. Total capital and allowable subordinated liabilities... $ 709,890 |353|
6. Deductions and/or charges:
   A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ 46,895 |3540|
   B. Secured demand note deficiency .... |3590|
   C. Commodity futures contracts and spot commodities-
      proprietary capital charges...................................... |3600|
   D. Other deductions and/or charges..................................... |3610| (46,895) |362|
7. Other additions and/or allowable credits (List)... |363|
8. Net capital before haircuts on securities positions ....20 $ 662,995 |364|
9. Haircuts on securities (computed, where applicable,
   pursuant to 15c3-1 (f)):
   A. Contractual securities commitments ....$ |3660|
   B. Subordinated securities borrowings................................... |3670|
   C. Trading and investment securities:
      1. Exempted securities................................18 |3735|
      2. Debt securities .... |3733|
      3. Options .... |3730|
      4. Other securities .... |3734|
   D. Undue Concentration .... |3650|
   E. Other (List)..................................... |3736| ( ) |374|
10. Net Capital .... $ 662,995 |375|

OMIT PENN

15

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	THE LEADERS GROUP	as of 12-31-05

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	40,415
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	50,000
13.	Net capital requirement (greater of line 11 or 12)	$	50,000
14.	Excess net capital (line 10 less 13)	$	612,995
15.	Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	602,372

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition.	$	606,231	
17.	Add:			
	A. Drafts for immediate credit . . . . 21 $		3800	
	B. Market value of securities borrowed for which no equivalent value is paid or credited . . . . $		3810	
	C. Other unrecorded amounts (List) . . . . $		3820	$
19.	Total aggregate indebtedness	$	606,231	
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)	%	91	
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%		

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$	
24.	Net capital requirement (greater of line 22 or 23)	$	
25.	Excess net capital (line 10 less 24)	$	
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	

OMIT PEN

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

16

3/83

BROKER OR DEALER	THE LEADERS GROUP, INC.

For the period (MMDDYY) from 1-1-05 to 12-31-05

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period.. $ 671,652 | 42⟨
   A. Net income (loss).. 38,238 | 42⟨
   B. Additions (Includes non-conforming capital of .... $ | 4262) | 42⟨
   C. Deductions (Includes non-conforming capital of .... $ | 4272) | 42⟨

2. Balance, end of period (From item 1800) .... $ 709,890 | 42⟨

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period .... $ | 43(
   A. Increases .... | 431
   B. Decreases... | 43⟨

4. Balance, end of period (From item 3520)...................................... $ | 43⟨

OMIT PENNI

17

BROKER OR DEALER	THE LEADERS GROUP, INC.	as of	12-31-05

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... `45`

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained .... `45`

C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ▼ `4335` `45`

D. (k) (3)—Exempted by order of the Commission .... `45`

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
▼ `4600`	`4601`	`4602`	`4603`	`4604`	`46`
▼ `4610`	`4611`	`4612`	`4613`	`4614`	`46`
▼ `4620`	`4621`	`4622`	`4623`	`4624`	`46`
▼ `4630`	`4631`	`4632`	`4633`	`4634`	`46`
▼ `4640`	`4641`	`4642`	`4643`	`4644`	`46`
▼ `4650`	`4651`	`4652`	`4653`	`4654`	`46`
▼ `4660`	`4661`	`4662`	`4663`	`4664`	`46`
▼ `4670`	`4671`	`4672`	`4673`	`4674`	`46`
▼ `4680`	`4681`	`4682`	`4683`	`4684`	`46`
▼ `4690`	`4691`	`4692`	`4693`	`4694`	`46`

TOTAL $ ▼ NONE `4699`

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

    1.   Equity Capital
    2.   Subordinated Liabilities
    3.   Accruals
    4.   15c3-1(c)(2)(iv) Liabilities

18

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

617 N. 17TH STREET, SUITE 100   COLORADO SPRINGS | CO 70 | 80904

| ADDRESS | Number and Street | City | State | Zip Code |

| 71 | | 72 | | 73 | | 74 |

Check One

(X)   Certified Public Accountant | 75 |

( )   Public Accountant | 76 |

( ) { Accountant not resident in United States or | 77 |
       any of its possessions

FOR SEC USE

DO NOT WRITE UNDER THIS LINE ... FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEO. NO.	CARD			
50	51	52	53			

THE LEADERS GROUP, INC.

Computation for Determination of Reserve
Requirements in accordance with Rule 15c3-3

and

Reconciliation of Computation of Reserve
Requirements pursuant to Rule 17a5(d)(4)

and

Information Relating to the Possession or
Control Requirements under Rule 15c3-3

Under the Securities Exchange Act of 1934

December 31, 2005 and 2004

Under Rule 15c3-3(k)(1) The Leaders Group, Inc. is exempt from a computation
for termination of Reserve Requirements are required under Rule 15c3-3 the
respective Reconciliation of Computation for determination of Reserve
Requirements are required under Rule 17a5(d)(4) and information relating to
the possession of control required under Rule 15c3-3.

THE LEADERS GROUP, INC.

Computation of Aggregate indebtedness and net capital in accordance with Rule 15c-1 under the Securities Exchange Act of 1934.

December 31, 2005

Aggregate indebtedness:
Accrued expenses	$606,231
Total aggregate indebtedness	$606,231

Net capital:
Credit items:	
Retained earnings	$695,890
Additional paid-in capital and common stock	14,000
Total credit items	709,890

Deductions and charges:
Nonallowable assets	46,895
Total deductions and charges	46,895

Net capital	$662,995

Capital requirements:
Required capital	$ 50,000
Net capital in excess of requirements	612,995

Net capital	$662,995

Percent of aggregate indebtedness to net capital	91%

There were no liabilities subordinated to claims of general creditors.

THE LEADERS GROUP, INC.

Reconciliation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934

December 31, 2005

Computation of Net Capital:

Net capital as reported on 17a-Part IIA $662,995



RICKORDS &ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

617 North 17th Street
Colorado Springs, CO 80904
(719) 444-0770   (800) 480-0770 Toll Free
(719) 444-0909 Fax   (877) 457-2232 Toll Free Fax

Accountants' Report of Material Inadequacies

Our examination of the basic financial statements presented in the preceding section of this report was made in accordance with Rule 17a-5(j). In our opinion, no material inadequacies were found to exist in the accounting system and procedures or the system for handling and safeguarding customer's securities during the periods ended December 31, 2005 and 2004.

Rickords & Associates, P.C.   Rickords & Associates PC.

February 17, 2006



RICKORDS &ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

617 North 17th Street
Colorado Springs, CO 80904
(719) 444-0770   (800) 480-0770 Toll Free
(719) 444-0909 Fax   (877) 457-2232 Toll Free Fax

Accountant's Report on Internal Control

Board of Directors
The Leaders Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of The Leaders Group, Inc., (the Company) for the year ended December 31, 2005, we considered its internal control structure, including procedure for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications and comparisons

2.   Recordation of differences required by rule 17a-13

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Board of Directors
Page 2
February 17, 2006

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

Rickords & Associates, P.C.   *Rickords & Associates PC.*

Rickords & Associates, P.C.
February 17, 2006

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